Ridgeway
Petroleum Corp.

#82 - 1819

May 10, 2002

United States Securities and Exchange Commission
Mail Stop ~~3-7~~ 3-2
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819
Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our May 2, 2002 News Release.

Sincerely,

Christiane Koeksal
Office Manager

dlw 5/21

encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY TAKES LEGAL ACTION AGAINST NATIONAL BANK

Listed: TSX Venture Exchange
Symbol: RGW

CALGARY, May 10, 2002 – Ridgeway Petroleum Corp. (the "Company") announced today, that the Company has issued a Statement of Claim against National Bank Financial Ltd. and one of its employees (the "National Bank"). This action is taken in response to the following comments contained in a daily newsletter published May 3, 2002 by the National Bank. "One of our favorite folks with an engineering, and oil and gas background took a look at the Ridgeway Petroleum website and suggested this story makes no sense at all. Anyone with some spare time and an engineering or technical background might want to take a look at it as well. Our boy decided to short some stock the other day and it immediately plunged 20% on its latest news release."

The National Bank has refused to divulge the names and the technical qualifications of the persons who allegedly read our website.

The Company believes that these comments were made with the express intention of interfering with the Company's contractual relations, sullying the corporate reputation of the Company and were made pursuant to a deliberate plan by National Bank to profit at the expense of the Company's shareholders. The Company also believes that the recent decline in the Company's share price can be largely attributed to the comments made by the National Bank. The Company is seeking both punitive damages and damages for interference with contractual relations.

In previous News Releases, Ridgeway has described the "CO_2 and Helium Resource Evaluation" prepared for the Company by William M. Cobb & Associates, Inc., petroleum engineering consultants located in Dallas, Texas in May, 1999. This evaluation supplemented the "Initial Field Development Study of the St Johns CO_2 Field" prepared by Schlumberger-GeoQuest in early 1998. Both of these studies included estimates of gas in place for helium and CO_2.

In May 2001, the Company announced that it had signed an agreement with CIG Resources Company, a subsidiary of El Paso Corporation (NYSE-EP), to jointly explore and evaluate the California CO_2 market for enhanced oil recovery opportunities and the helium market for the possible development of the Company's helium and CO_2 holdings located in eastern Arizona and western New Mexico.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Earlier this month, the Company announced that it had entered into a letter of intent with Air Liquide America Corporation to negotiate a definitive agreement to develop a long-term strategic alliance for purchasing and marketing the Company's vast accumulation of helium located in the St. Johns Anticline of eastern Arizona and western New Mexico. The signing of this letter of intent followed a review by Ridgeway of three proposals received from companies in the helium industry.

These actions are consistent with the Company's objective of monitizing its asset and thereby creating value for our shareholders. The Company continues to actively explore strategic alternatives to further this objective.

The Company also announces that FLO-CO_2 has advised the Company that their plant will begin making liquid CO_2 by June 15, 2002 after a much longer than anticipated approval and assembly process. This date coincides with the take or pay arrangements.

In 1999, the Company signed a 20-year contract with FLO-CO_2 Inc. of Odessa, Texas to supply crude CO_2 at the well head from three dedicated wells located close to the plant site. FLO-CO_2 agreed to build a liquids CO_2 plant within the Company's St. Johns Helium/CO_2 Project field on the Arizona portion of the property leased from and adjacent to the Springerville Generating Station owned by Tucson Electric Power. The plant will have an initial capacity of 100 tons per day with the ability to expand to 1,000 tons per day during the period of the contract.

According to FLO-CO_2, the demand for liquid CO_2 is much higher than they had anticipated and they expect the initial plant production to be 200 tons per day. The start of production will represent the Company's first operating cash flow from the project. While the initial operating cash flows will be relatively modest, the revenues are anticipated to grow as the plant capacity increase during the 20-year term of the contract.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

The **TSX Venture Exchange** has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY TAKES LEGAL ACTION AGAINST NATIONAL BANK

Listed: TSX Venture Exchange
Symbol: RGW

CALGARY, May 10, 2002 – Ridgeway Petroleum Corp. (the "Company") announced today, that the Company has issued a Statement of Claim against National Bank Financial Ltd. and one of its employees (the "National Bank"). This action is taken in response to the following comments contained in a daily newsletter published May 3, 2002 by the National Bank. "One of our favorite folks with an engineering, and oil and gas background took a look at the Ridgeway Petroleum website and suggested this story makes no sense at all. Anyone with some spare time and an engineering or technical background might want to take a look at it as well. Our boy decided to short some stock the other day and it immediately plunged 20% on its latest news release."

The National Bank has refused to divulge the names and the technical qualifications of the persons who allegedly read our website.

The Company believes that these comments were made with the express intention of interfering with the Company's contractual relations, sullying the corporate reputation of the Company and were made pursuant to a deliberate plan by National Bank to profit at the expense of the Company's shareholders. The Company also believes that the recent decline in the Company's share price can be largely attributed to the comments made by the National Bank. The Company is seeking both punitive damages and damages for interference with contractual relations.

In previous News Releases, Ridgeway has described the "CO_2 and Helium Resource Evaluation" prepared for the Company by William M. Cobb & Associates, Inc., petroleum engineering consultants located in Dallas, Texas in May, 1999. This evaluation supplemented the "Initial Field Development Study of the St Johns CO_2 Field" prepared by Schlumberger-GeoQuest in early 1998. Both of these studies included estimates of gas in place for helium and CO_2.

In May 2001, the Company announced that it had signed an agreement with CIG Resources Company, a subsidiary of El Paso Corporation (NYSE-EP), to jointly explore and evaluate the California CO_2 market for enhanced oil recovery opportunities and the helium market for the possible development of the Company's helium and CO_2 holdings located in eastern Arizona and western New Mexico.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Earlier this month, the Company announced that it had entered into a letter of intent with Air Liquide America Corporation to negotiate a definitive agreement to develop a long-term strategic alliance for purchasing and marketing the Company's vast accumulation of helium located in the St. Johns Anticline of eastern Arizona and western New Mexico. The signing of this letter of intent followed a review by Ridgeway of three proposals received from companies in the helium industry.

These actions are consistent with the Company's objective of monitizing its asset and thereby creating value for our shareholders. The Company continues to actively explore strategic alternatives to further this objective.

The Company also announces that FLO-CO_2 has advised the Company that their plant will begin making liquid CO_2 by June 15, 2002 after a much longer than anticipated approval and assembly process. This date coincides with the take or pay arrangements.

In 1999, the Company signed a 20-year contract with FLO-CO_2 Inc. of Odessa, Texas to supply crude CO_2 at the well head from three dedicated wells located close to the plant site. FLO-CO_2 agreed to build a liquids CO_2 plant within the Company's St. Johns Helium/CO_2 Project field on the Arizona portion of the property leased from and adjacent to the Springerville Generating Station owned by Tucson Electric Power. The plant will have an initial capacity of 100 tons per day with the ability to expand to 1,000 tons per day during the period of the contract.

According to FLO-CO_2, the demand for liquid CO_2 is much higher than they had anticipated and they expect the initial plant production to be 200 tons per day. The start of production will represent the Company's first operating cash flow from the project. While the initial operating cash flows will be relatively modest, the revenues are anticipated to grow as the plant capacity increase during the 20-year term of the contract.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

The **TSX Venture Exchange** has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.